

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 3, 2016

VIA E-mail
Dr. Arie Belldegrun, M.D.
President, Chief Executive Officer and Chairman of the Board of Directors
Kite Pharma Inc.
2225 Colorado Avenue,
Santa Monica, California 90404

> **Re: Kite Pharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36508**

Dear Dr. Belldegrun:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance